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                                    Insync Systems, Inc.
                                    1463 Centre Pointe Drive
                                    Milpitas, CA 95035
                                    February 3, 1998



VIA EDGAR
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Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-1004

     RE:  INSYNC SYSTEMS, INC. (the "Company")
          WITHDRAWAL OF REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-36979)
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Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, we are hereby applying for the withdrawal of the above referenced registration statement from your review. The Company has elected not to proceed with the offering related to the above referenced registration statement due to general market conditions and a determination by the Company that it would not be in the Company's best interest to proceed at this time. No offers or sales of the Company's Common Stock were made pursuant to the above referenced registration statement. We have applied for the withdrawal of the Registration Statement on Form 8-A via a separate letter.

     If you have any questions or comments, please call Julia Schwartzman at
(650) 493-9300 or the undersigned at (408) 934-3100.

                              Very truly yours,

                              /s/ Terence J. Griffin,

                              Terence J. Griffin,
                              Chief Financial Officer



cc:  Judith P. Badua, Nasdaq Stock Market
     Mariana Prieto, Securities and Exchange Commission